Room 4561

Mr. Sang Don Kim
President and Chief Executive Officer
Cintel Corp.
9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

> **Re: Cintel Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 333-100046**

Dear Mr. Kim:

We have reviewed your response to our letter dated letter dated March 29, 2007 in connection with the above-referenced filing and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2. Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

1.   We have considered your responses to prior comments 1 through 4 as well as the example contracts provided. This information indicates that your standard

payment terms for arrangements with distributors are "condition of clearing from original buyer." Your response to prior comment 1 indicates that this means that once the end-user customer (original buyer) pays, then your customer (general distributor) will pay. In view of the stated payment terms in your arrangements, i.e., payment is not due from your customers until they have received payment from their customers, there does not appear to be a sufficient basis for you to conclude that your fees are fixed or determinable at the outset of your arrangements. Therefore, recognition of revenue at time of delivery is not appropriate.

For all arrangements that include the credit terms "condition of clearing from original buyer," revise your financial statements to defer revenue until such time as the underlying payment condition has been met. Refer to footnote 5 to SAB Topic 13 and paragraph 29 of SOP 97-2.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact David Edgar at (202) 551-3459 or me, at (202) 551-3489 if you have questions regarding this comment.

Sincerely,

Brad Skinner
Accounting Branch Chief